Filed Pursuant to Rule 433
Registration No. 333-205558
and 333-205558-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

April 25, 2017

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	3.55% Debentures, Series due May 1, 2027

Registration Format:	SEC Registered

Principal Amount:	$1,250,000,000

Date of Maturity:	May 1, 2027

Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, beginning November 1, 2017

Coupon Rate:	3.55%

Price to Public:	99.716% of the principal amount thereof

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Yield:	2.334%

Spread to Benchmark Treasury Yield:	125 basis points

Reoffer Yield:	3.584%

Trade Date:	April 25, 2017

Settlement Date:	April 28, 2017

CUSIP / ISIN Number:	65339K AT7 / US65339KAT79

Optional Redemption:	Redeemable at any time prior to February 1, 2027, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 20 basis points; and redeemable at any time on or after February 1, 2027, at 100% of the principal amount plus accrued and unpaid interest.

     Expected Credit Ratings:*

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

     Joint Book-Running Managers:

     Credit Suisse Securities (USA) LLC

     Merrill Lynch, Pierce, Fenner & Smith

                           Incorporated

     BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

Credit Agricole Securities (USA) Inc.

Scotia Capital (USA) Inc.

CIBC World Markets Corp.

Regions Securities LLC

U.S. Bancorp Investments, Inc.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated April 25, 2017.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, BNP Paribas Securities Corp. toll free at 1-800-854-5674, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856, Credit Agricole Securities (USA) Inc. toll free at 1-866-807-6030, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, CIBC World Markets Corp. toll free at 1-800-282-0822, Regions Securities LLC collect at 1-404-279-7400 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.